

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

THE COMPANY

1.   Name of issuer: Building Economic Advancement Network Corporation

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Darren Valex Walker**

Dates of Board Service:	1-1-2018 - Present
Principal Occupation:	Real Estate Investor
Employer:	Self Employed
Dates of Service:	8-1-12 - Present
Employer's principal business:	Real Estate Investments
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	N/A
Dates of Service:	N/A
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Self Employed



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Employer's principal business:	Real Estate
Title:	N/A
Dates of Service:	5-15-2011 to present
Responsibilities:	Inspect revenue and seek out new opportunities

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Darren Valex Walker**

Title:	CEO
Dates of Service:	01/01/2018 to present
Responsibilities:	Design and Implement the company vision

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	N/A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Self Employed
Employer's principal business:	Real Estate Investments
Title:	N/A
Dates of Service:	5-15-2011 to present
Responsibilities:	Inspect revenue and seek out new opportunities

Name: **Derek Fitzpatrick**

Title:	Creative Director
Dates of Service:	01/01/2018 to present
Responsibilities:	Brand and Marketing development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position:	N/A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Camp Pixel
Employer's principal business:	Consult and create design concepts
Title:	CEO and Creative Director
Dates of Service:	6-1-2012 to present
Responsibilities:	Design and Branding development



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Darren Valex Walker	950000	**95%**
Derek Fitzpatrick	50000	**5%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

BEAN is a social network that helps facilitate economic advancement in minority communities. BEAN allows businesses to easily connect with consumers and professionals in various communities. BEAN incentivizes transactions within the community through various methods of social validation and economic rewards.

Executive Summary

Problem
The problem is the growing financial atrophy in urban communities. My customers need a simple pathway for their customers to identify them. BEAN provides the solution to the decline of economic reciprocity in urban communities because it tracks, and rewards purchases within the BEAN network.

Solution
BEAN provides a clear and innovative pathway for consumers to connect with business owners in their community. BEAN leverages the latest financial and technological advances to make purchasing simple and rewarding.

Market
My ideal customer in the United States is a African-American business owner or entrepreneur that is in business for themselves and are looking to increase their brand exposure within the African American demographic.
Also large publicly traded and privately held companies outside of the African-American community that want to show specifically their economic contribution to urban communities is a secondary strong market for BEAN.

Competition
Official Black Wall Street is an app that works like a digital phone book or directory. BEAN is a superior solution in that in utilizes the latest tech advances to create a social network that is engaging, dynamic and rewarding. Customers are not as likely to participate in environments that are static and boring. BEAN allows users to not only easily find businesses in their community but also the opportunity to connect with other likeminded professionals. BEAN believes deeply that what is recognized and rewarded is often repeated. Upon this belief, BEAN has integrated a system that provides social recognition and economic incentives for purchases made within its network.

Why Us?



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

- BEAN was founded upon the belief that it's imperative for every community to be self-reliant and self-supporting. BEAN creates the most straightforward path for economic advancement for minority communities all over the world.
- BEAN executive team has more than 35 years combined in tech and business.
- BEAN had a successful proof of concept with more than 500 users logging on and affirming the need for the platform.

Problem & Solution

Problem Worth Solving

The BEAN platform helps to solve the major economic crisis facing the African American as well as another minority community. Limited upward mobility, income gaps in comparison to other races, poor education and crime. These problems are directly connected to poverty. However, Africans Americans aren't poor, as we boast a 1.3 Trillion dollar buying power. Yet very few of those dollars go back into African American owned businesses. As a result, African American owned businesses often struggle to be competitive with their counterparts that have better economic support systems. BEAN will change this, as it will organize nationally and globally all BEAN business and will incentivize patronize them.

Our solution

BEAN platform will harness and facilitate the wealth and resources of African Americans and all who have an affinity for our race, culture and desire to see an end to the economic oppression. BEAN will make it easy to identify BEAN businesses via our iOS and Android App. BEAN will be incentivizing the patronage of BEAN with Beancoin tokens. This will be done to reward users for supporting the community and to provide a educational experience in digital assets via cryptocurrency. BEAN will also have a social component that will allow the platform to be dynamic and allow users to engage with other BEAN professionals in the community. This will provide awareness for business and social validation from peers. BEAN users will also earn limited edition custom Beans when the patronize BEAN businesses. This will further provide social validation for the user and increase the moral of the community. BEAN will also be a portal for BEAN business to receive reviews that will allow them to gain more customers and refine their product and user experience. BEAN is the next step.

Target Market

My target market is African Americans between the ages of 22-45. My goal is to tap into the 1.3 Trillion dollar buying power that African Americans possess and to redirect 2 percent of that spending into African American owned establishments.

Competition

Current alternatives

OBWS is an app that highlights 5000 businesses through the country that are owned by African Americans. However, we are different from them in that our platform is a dynamic social networking app with all of the bells and whistles associated with social networking. Messaging capability, hash tagging, photo gallery etc. and not a stagnate directory. Also, BEAN rewards users for their participation with social validation by allowing them to earn rewards and also by allowing them to access the latest technology in digital assets.

Our advantages

Design. Many African Americans feel as though when they do business within their community all too often they have to compromise the level of quality that would receive from other communities. That will not be the case with BEAN in that we have an award-winning designer who has made the platform aesthetically pleasing and user friendly. Also, we will be providing users with the ability to provide feedback to the business owner.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

We will have the latest technology deployed in our app by making the most of Google earth API, Apple Wallet API and more.

OBWS is an app that highlights 5000 businesses through the country that are owned by African Americans. However, we are different from them in that our platform is a dynamic social networking app with all of the bells and whistles associated with social networking. Messaging capability, hash tagging, photo gallery etc. and not a stagnate directory. Also, BEAN rewards users for their participation with social validation by allowing them to earn rewards and also by allowing them to access the latest technology in digital assets.

Marketing & Sales

Marketing Plan
Social Media- We will have users share ads and promo videos on all social media platforms and we will reward them with Bean coin for doing so. We will also have paid ad spots on all social platforms especially Facebook and Instagram.
Strategic Partnerships- We will seek to foster relationships with BEAN banks and places of business to put the BEAN Symbol in their restaurant or establishment.
We will pay for SEO and Radio ad spots
We will also invest in signage at major festivals such as Essence Festival, Zulu Ball etc.
Also I think because of the emotional connection that users experience when connecting to the BEAN platform they will share and be more passionate about the platform as it impacts them on a personal level.

Market Penetration Plan
BEAN will sell its product based on the freemium model. This model essential hooks the customer in by allowing them to use and benefit from the product for free for a limited time. Once they are able to see the value of the product during the trial period, the app will automatically seek to convert them over to a paying customer.
BEAN will also utilize word of mouth to increase market penetration. We will do this by giving every user and BEAN customer (business owner) a custom ERC-20 token wallet. This digital wallet will be built into their user profile and will receive tokens when they make purchases from within the BEAN network.
Virtually all of BEAN's customer acquisition will take place through the mobile application.

Operations

Locations & Facilities
Currently my office is based in the greater New Orleans Area. I plan to lease/purchase a facility in New Orleans to operate BEAN. I'm also interested in having a international office in Medellin Colombia to begin to test a soft launch of BEAN international. Also, there Colombia is home to nearly 5MM Afro-Colombians. As it stands the physical location of BEAN doesn't have an impact on the business as we aren't a traditional brick and mortar establishment. As long as we have great internet access and power for our servers we are in business.

Technology
BEAN will be a native iOS and Android application. BEAN is incorporating the latest of apple pay passkit to allow us to securely and easily make a way for users to make purchases in stores, in apps, and on the web. By utilizing Apple Pay API in our iOS and watchOS apps, BEAN users can purchase real-world goods and services, or donate to nonprofit organizations, without ever leaving your app and be rewarded with Beancoin at the same time.
The BEAN app will also allow users to organize their boarding passes, tickets, gift cards, and loyalty cards. It also lets users manage their payment cards for Apple Pay. Using the PassKit framework, you can add passes to Wallet and have these passes appear on the user's lock screen based on the time and place when the pass is relevant. You can also update a pass's content using push notifications.


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

The BEAN app will also function as a Digital Wallet. Bean users will be able to access their digital wallets without ever logging out of BEAN native application.

Company history

Seven years ago, we started as NOLA Black Pages. The goal was the same. To create a platform that would allow African Americans to learn about businesses that existed in their community. However, at that time other social networking platforms were really beginning to take off because of how dynamic and alive the platforms were. NBP was static and just a directory. Virtually no features and no smartphone apps accessibility only web browser.

During that time, I was working in the insurance and financial service industry as a FINRA Registered Rep. I sold financial service products, IRA's, Mutual Funds, Life Insurance etc. During this time, I lived in New Orleans, LA, in the recent wake of Hurricane Katrina which destroyed hundreds of thousands of homes and lives. I began to get into the real estate market to help rebuild the city that I grew up in. There were grants available for investors like my wife and I who were up for the challenge. So, during this time our knowledge of construction and real estate grew. Also, during this time, we ran a green energy company that had sales in excess of 1MM. Life was getting better for us. Yet the more success I had personally shined a light on how little community success I was seeing with the African American community. I began to find that my story of upward mobility was an all to common anomaly. The more I thought on it the more I realized that our community lacked structure economically.

So, I started BEAN. Black Economic Advancement Network. It would be a larger scale NBP but would be a dynamic social network that would allow for easy communication and awareness of BOB. Me and my team worked for 1 year on this project. Made videos, wrote scripts, and more. The project never made it off the run way. It was well designed but now in hindsight there were glaring problems in the coding plan that weren't addressed. It wasn't that our audience wasn't interested. It was that the platform was incredibly buggy (which happens sometimes with new site although not this bad) there was no native app and the purpose of the site just wasn't clear. It was for all intents and purposes a black Facebook but just not nearly as good. Even with that though the support was amazing! People shared the marketing videos and they signed up by the hundreds. However, I had unrealistic expectations and I was devastated that the site just hadn't taken off like I thought it would. So, I took the site down until further notice. In hindsight I realized that there were a number of problems. 1. I was undercapitalized. 2. My Software development was inadequate 3. The purpose wasn't clear enough 4. Monetization plan wasn't in place.

That was 3 years ago. Since then I've had more success in my other enterprises, particularly in real estate investing. I've spent the last two years as a cast member with my wife on a national television show and I've enjoyed traveling the world, specifically Morocco in Northern Africa. For the last 3 years there have been very few days that I haven't thought about BEAN. While traveling to Africa it all became clear that I needed to go back to the drawing board and fill in the gaps.

One thing I realized is that the social climate which I thought would get better only got worse and increased the chances that a app like BEAN would succeed. During the first launch of BEAN it was only Trayvon Martin and Mike Brown. Since then there has been more than a dozen killings of black men that seem as if they could've been solved with less force.

I've also realized that as a country, non-blacks have been educated significantly to the battles that A.A. face day to day and have become more empathetic towards causes such as BEAN. Which is also why I changing the name from Black to Building economic advancement networks. I want BEAN to be viewed not as separatist but inclusionist that are keenly aware of acute problems that we face in humanity. I want BEAN to be an advocate for the good of humanity and not a adversary to anyone's growth and success.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

I've also learned a lot of the block chain and how it is disrupting the economic system. It then became clear to me that I wanted to leverage the blockchain technology to educate and enhance our communities financial future.

Emotionally, Financially, technological, nearly in every way I'm so much more prepared and ready to launch a company. I have healthier expectations, budgets, and a savvier dev team. We are prepared to win. The good news about all that I went through on this journey is that BEAN was a proof of concept. It showed the initially stages of what could be possible.

Management team



Darren Walker - CEO

Entrepreneur and Visionary. My background is in Insurance and Financial service products. It's only natural that I would've gravitated towards products that create economic advancement. My strongest skill is sales related and gathering great teams to work on projects that they're passionate about.



Derek Fitzpatrick- COO

Graduated of OU architecture and design program. I like to call Derek the Michael Jordan of the team. He is a brilliant designer and thinker. He pushes every to bring their very best every day. His deep understanding of design and architecture shines through in the user-friendly applications that he makes. Derek is also a avid reader and stays on top of the latest trends in technology. Derek also is a music enthusiast. Derek Fitzpatrick is a trendsetter and a visionary.



Nayita Wilson is Founder & CEO of NVisions Communications & Consulting. Under her leadership, NVisions advances PR, media, community outreach, events and branding campaigns for business, nonprofit, political and governmental clients. She also facilitates spokesperson development and PR trainings for associations, executives and leaders from various industries and is the author of *PR That PRopels: A Strategic Guide to Winning Public Relations Strategies*. Nayita previously served as Deputy Director of Public Information for a New Orleans governmental agency where she reestablished, cultivated and managed media and public relations during times of crisis, transition and stabilization. She has worked in nonprofit fund development and communications and maintains a working journalism portfolio. A native of Louisiana, Nayita is an alumna of Dillard University where she studied English and mass communications.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or



**Building Economic Advancement
Network Corporation**
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

• **This is a brand-new company.** We were formed in 2018, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

As a new company we have a limited operating history. The Company was organized on June 12, 2018. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected, and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:



**Building Economic Advancement
Network Corporation**
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

- fully develop and broaden our technology and product offerings;
- acquire customers
- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted, and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.



**Building Economic Advancement
Network Corporation**
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. We are a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our smart second screen technology;
- develop and potentially license new solutions and technologies that address the needs of our prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

Units are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

The Units are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a
complete loss of his or her investment.

The Offering price is arbitrary. The price of the Units offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

The company is going to need more money. The company might not sell enough shares to meet its operating needs and fulfill its plans, in which case we will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, we will probably need to raise more funds in the future, and if we can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Does anyone want our service and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for our services. Consumers must think our service is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

We are a technology company and subject to security and other risks. Technology is constantly developing and there is no guarantee that we will be able to keep our technology up-to-date. Any kind of computer technology is exposed to hacking and other cyber-security risks. We cannot be sure that we will have the resources and technology to prevent those risks from materializing and causing us damage or even shutting the company down.

Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. There is no basis for giving a realistic valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. If you do invest, you must feel comfortable potentially losing all your money.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

<u>Please only invest what you can afford to lose.</u>



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

THE OFFERING

9.   What is the purpose of this offering?

To raise capital for the proper development and marketing of BEAN Social Network App.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses (FP Fees)	$3,500	$74,900
Net Proceeds	$6,500	$995,100
Use of Net Proceeds		
Marketing/ Advertising	$6,500	$313,000
Application and Software Development		$277,000
Salaries		$145,700
Public Relations		$33,500
Server Hosting		$48,600
Office Space		$57,000
Trademark Attorney		$14,300
R&D		$106,000
Total Use of Net Proceeds	$6,500	$995,100

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Security offered for sale	***SAFE+REV*** *(TM)* ***(S****imple* ***A****greement for* ***F****uture* ***E****quity plus* ***Rev****enue Participation****)***
Valuation Cap	**$5,000,000**
MFN Provision	**Yes.**
Anti-Dilution Rights	**No.**
Target *number of Units of SAFE+REV(TM)*	**200**
Maximum *number of Units of SAFE+REV(TM)*	**21,400**
Purchase price per ***UNIT***	**$50**
Minimum ***UNITS*** *per investor*	**5**
Offering deadline	**December 31, 2018**
Use of proceeds	**See page 31**
Revenue Participation	**Yes**
Offering Gross Revenue Participation Percentage	**5%**
Repayment Multiple	**2X**
Measurement Period Start	**1/1/2020**
Measurement Period END	**12/31/2060**

See Appendix 1 for full agreement and all details.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

The SAFE+REV unit do not have any voting rights.

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	1,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered can not be changed. However, the existing shareholders identified on #Q6 will decided when or if the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.







Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION

The 5 Methods Used

$ 970,580
Scorecard Method
$ 1,105,000
Check-List Method
$ 11,189,454
Venture Capital Method
$ 7,665,818
DCF with LTG
$ 26,883,433
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights

Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

VALUATION

The Average Pre-Money valuation is:	$ 5,727,249
Lower Bound $ 3,011,000	
	Higher Bound $ 8,443,000

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

Even if the price of the security offered (SAFE+REV) is arbitrarily set we use the valuation to decide on the Valuation Cap of the SAFE component.

The valuation was calculated at pre-money **$5,000,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.
No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.
The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.
While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐   **Additional issuances of securities:**


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None.

25.   What other exempt offerings has the issuer conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

No, for all four options.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We are a startup up incorporated on May 29, 2018. We do have $100 in the bank and we already paid $3,500 upfront fees to the intermediary. Also, the main shareholder plans to lend $15,000 to the company. Funds to be used until closing this offering.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Building Economic Advancement Network Corporation
For the Period Ended June 30, 2018
With Independent Accountant's Review Report

Building Economic Advancement Network Corporation
Financial Statements
For the Period Ended June 30, 2018

Contents



Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Building Economic Advancement Network Corporation

I have reviewed the accompanying balance sheet of Building Economic Advancement Network Corporation (the Company) as of June 30, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the two months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona Hamza

Plano, Texas
July 10, 2018



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Building Economic Advancement Network Corporation
Balance Sheet
(unaudited)

	June 30, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ 100
Prepaid assets *(note2)*	3,500
Total current assets	3,600
Other assets *(note 3)*	1,000
Total assets	$ 4,600
Liabilities and partners' equity (Deficit)	
Current liabilities:	
Accrued Expenses	$ -
Loan due to shareholder	-
Total current liabilities	-
Other long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Common Stock, par value $0.001:	
Authorized Shares – 1,000,000	
Issued and outstanding shares, 1,000,000	1,000
Additional Paid-in capital	3,675
Retained deficit	(75)
Total stockholders' equity	4,600
Total liabilities and stockholders' equity	$ 4,600

See accompanying notes.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Building Economic Advancement Network Corporation
Statements of Operations
(unaudited)

	June 30, 2018
Revenues	$ -
Expenses:	
Other Start-up costs	75
Professional fees	-
Total operating expenses	75
Net income (Loss)	$ (75)

See accompanying notes.

Building Economic Advancement Network Corporation
Statements of Changes in Stockholders' Deficit

	Common Stock, $.001 Par	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Deficit
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Common stock issued	1,000	3,675	-	4,675
Net Loss			(75)	(75)
Balance at June 30, 2018	$ 1,000	$ 3,675	$ (75)	$ (4,600)



Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Building Economic Advancement Network Corporation

Statements of Cash Flow

(unaudited)

	June 30, 2018
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	(3,575)
Net cash used by operating activities	(3,575)
Investing activities	
ERC Coin	(1,000)
Net cash used in investing activities	(1,000)
Financing activities	
Loan due to Shareholders	-
Proceeds from capital contributed	4,675
Net cash provided by financing activities	4,675
Net increase in cash and cash equivalents	100
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 100



Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Building Economic Advancement Network Corporation
Notes to Financial Statements *(unaudited)*

June 30, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Building Economic Advancement Network Corporation (the Company) was incorporated under the laws of the state of Louisiana on May 29, 2018. The Company through its social network platform (BEAN) will facilitate economic advancement in minority communities. BEAN allows businesses to easily connect with consumers and professionals. BEAN incentivizes transactions through various methods of social validation and economic rewards. BEAN's platform will be incentivizing the patronage of BEAN businesses with BEAN coin tokens. This will be done to reward users for supporting the community and to provide an educational experience in digital assets via cryptocurrency. BEAN's dynamic social platform will allow users to also engage with other BEAN professionals and allow businesses to receive reviews, increased awareness to gain more customers as well as refine their products and user experience.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

Building Economic Advancement Network Corporation
Notes to Financial Statements- **continued** *(unaudited)*

June 30, 2018

2. Prepaid expenses

Prepaid expenses are professional fees related to crowdfunding.

3. Other assets

ERC 20 token was purchased and will function within the BEAN app. It will be utilized as a loyalty rewards program in the form of cryptocurrency- Beancoin tokens.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

As of the issuance of these financials, one shareholder owns 100% of the shares.

5. Commitments and Contingencies

As of June 30, 2018, the Company has no commitments or contingencies.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
               ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
               ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?



OFFERING STATEMENT

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and
    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 10th of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: IAmBean.us

_____

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.


*   *   *   *   *


PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Annex 1.

The Security Offered

Security offered for sale	***SAFE+REV*** *(TM)* *(**S**imple **A**greement for **F**uture **E**quity plus **Rev**enue Participation)*
Valuation Cap	**$5,000,000**
MFN Provision	**Yes.**
Anti-Dilution Rights	**No.**
***Target** number of Units of SAFE+REV(TM)*	**200**
***Maximum** number of Units of SAFE+REV(TM)*	**21,400**
*Purchase price per **UNIT***	**$50**
*Minimum **UNITS** per investor*	**5**
Offering deadline	**December 31, 2018**
Use of proceeds	**See page 31**
Revenue Participation	**Yes**
Offering Gross Revenue Participation Percentage	**5%**
Repayment Multiple	**2X**
Measurement Period Start	**1/1/2020**
Measurement Period END	**12/31/2060**



Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

      (A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and

      (B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000

The "**Discount Rate**" N/A

See **Section 2** for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

    In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

    (b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.



**Building Economic Advancement
Network Corporation**
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary


OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

 "**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

 "**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

 "**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

 "**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

 (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

 (b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

 (c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.



**Building Economic Advancement
Network Corporation**
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Building Economic Advancement
Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· 	**Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· 	**Offering Metrics:**

o 	Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o 	The "Offering Gross Revenue Participation Percentage" _____

o 	The "Measurement Period" is that period of time commencing on _____ and ending on _____

o 	The "Repayment Multiple" is _____

o 	The "Total Per Unit Defined Return" is $_____

1. 	**Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· 	Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· 	Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. 	**Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$6,500
Maximum Amount	21,400	$1,070,000	$995,100

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3. Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and



OFFERING STATEMENT

200 Units of SAFE+REV at $50.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$6,500**
Maximum Amount	**21,400**	**$1,070,000**	**$995,100**

Building Economic Advancement Network Corporation
101 Oak Park Ct
Belle Chasse, LA 70037
504-255-8287

any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________